Mail Stop 6010

December 18, 2007

Colin Goddard, Ph.D.
Chief Executive Officer
OSI Pharmaceuticals, Inc.
41 Pinelawn Road
Melville, NY 11747

> **Re: OSI Pharmaceuticals, Inc.**
> **Definitive Proxy Statement**
> **Filed April 30, 2007**
> **File No. 001-08865**

We have reviewed your response letter dated October 31, 2007 and have the following comments. Please respond to our comments by January 9, 2008 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1.   We note your responses to prior comments 1, 3, 6, 9, 11 and 12 . Please confirm that you will include disclosure in your future filings, as applicable, that reflects the substance of those responses. In addition, with respect to your response to comment 3, please disclose where actual payments under each element of benchmarked compensation actually fell within the targeted range.

2.   We note the additional discussion and analysis in your response to comment 2 of the quantitative and qualitative aspects of the targets to be achieved in order for your named executive officers to earn their incentive compensation. Please confirm that your future filings, to the extent applicable, will include at least as much detail as you have provided in your response and that you will provide all other information with respect to the corporate objectives and targets that is material to your investors' understanding of your compensation policies and decisions with respect to your named executive officers. In addition, please provide a more detailed explanation as to why disclosure of the undisclosed performance goals, referred to in your response as the "Confidential Terms," would cause substantial competitive harm. For example, describe for us what information your competitors could derive from such disclosure and how such information could be used to cause substantial competitive harm. Also, please tell

us why the disclosure of such information would not be material to an investor's understanding of your compensation policies and decisions.

If you have any questions, please contact me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney

cc: Katayun I. Jaffari, Esq.
        Saul Ewing LLP